787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

March 1, 2011

VIA EDGAR

Jim O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc. (formerly, SunAmerica Focused Series, Inc.)
(Registration File Nos. 333-11283 and 811-07797) (the Registrant”)

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via facsimile transmission on February 11, 2011 regarding Post-Effective Amendment No. 63 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on December 23, 2010. For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Comments Applicable to Multiple Portfolios” and “Portfolio-Specific Comments.”

Comments Applicable to Multiple Portfolios

Comment No 1:	Certain Portfolios have an investment strategy of active trading. Please explain how such strategy is consistent with such Portfolios’ investment objectives of long-term growth of capital.

Response:	The Registrant believes that an objective of long-term growth of capital can be achieved in many ways, including pursuant to a strategy of active trading. Accordingly, the Registrant does not believe that a Portfolio’s investment strategy of active trading is inconsistent with the Portfolio’s objective of long-term growth of capital.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

March 1, 2011

Comment No. 2:	Please delete the footnote to each Portfolio’s fee table describing the applicability of CDSCs to certain redemptions of shares. Please also delete the footnote to certain Portfolios’ fee tables stating that “other expenses” include “acquired fund fees and expenses.” In addition, in the footnote to certain Portfolios’ fee tables describing the contractual fee waiver and/or expense reimbursement, please indicate that the contractual fee waiver and/or expense reimbursement will continue through at least March 1, 2011.

Response:	The Registrant respectfully declines to delete the footnote describing the applicability of CDSCs to certain redemptions of shares. The Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that, as set out in the letter to the Staff on behalf of the Registrant dated April 15, 2010, other fund complexes that have filed registration statements in accordance with Form N-1A include similar disclosure as footnotes to their fee tables.

Form N-1A requires the fee table to include a separate line item for “Acquired Fund Fees and Expenses” in instances where such fees and expenses exceed 0.01% of a fund’s average net assets and permits such fees and expenses to be included as part of “Other Expenses” in instances where they exist but do not exceed 0.01% of the fund’s average net assets. Accordingly, in instances where a Portfolio incurred acquired fund fees and expenses in an amount exceeding 0.01% of average net assets, the Registrant deleted the footnote stating that “other expenses” include “acquired fund fees and expenses,” and included an “Acquired Fund Fees and Expenses” line item in the fee table. However, in instances where a Portfolio incurred acquired fund fees and expenses in an amount not exceeding 0.01% of average net assets, the Registrant did not delete the footnote.

The Registrant respectfully declines to revise the footnote in certain fee tables regarding the contractual fee waiver and/or expense reimbursement. The footnote discloses that the Expense Limitation Agreement will continue indefinitely. The Registrant believes that the Portfolios’ presentation of applicable fee waivers and/or expense reimbursements is consistent with requirements of Form N-1A as the expectation is that the Expense Limitation Agreement will continue indefinitely. SunAmerica has no right or ability to terminate the Expense Limitation Agreement. If the Board of Directors were to terminate the Expense Limitation Agreement with respect to any Portfolio prior to March 1, 2012, the Registrant would supplement such Portfolio’s prospectus accordingly.

Jim O’Connor, Esq.

March 1, 2011

Comment No. 3:	Please clarify the meaning of the term “equity securities” used in the description of principal investment strategies in certain Portfolios’ summary sections.

Response:	The Registrant has not added disclosure to the summary section for each Portfolio; however, the Registrant respectfully notes that equity securities are defined in the “Glossary” as:

Equity securities include common and preferred stocks, convertible securities, warrants and rights.

Comment No. 4:	Certain Portfolios’ principal strategies state that the adviser may invest in “additional financial instruments for the purpose of cash management or to hedge a security portfolio position.” Please clarify what types of financial instruments such Portfolios may invest in.

Response:	As described in the section entitled “More Information About the Portfolios,” the Portfolios may invest in certain types of investments (e.g., options and futures) other than the 30 to 50 securities. These are non-principal investments. Certain Portfolios may also invest in exchange-traded funds from time to time for cash management purposes. The Portfolios’ ability to invest in exchange-traded funds is described in the Portfolios’ Statement of Additional Information.

Comment No. 5:	Please revise the narrative disclosure prior to each Portfolio’s principal risks in the summary sections with the Staff’s suggested changes.

Response:	The Registrant respectfully declines to make the suggested changes to the disclosure. The Registrant believes that the narrative disclosure prior to each Portfolio’s principal risks is appropriate.

Comment No. 6:	In the “Stock Market Volatility and Securities Selection” risk factor for each Portfolio, please revise the third sentence to clarify that value and growth stocks are not “different types of equity stocks.”

Response:	The requested revisions have been made. The applicable sentence now states, in pertinent part, that “the performance of ‘value’ stocks and ‘growth’ stocks may rise or decline under varying market conditions – for example, value stocks may perform well under circumstances in which growth stocks in general have fallen.”

Jim O’Connor, Esq.

March 1, 2011

Comment No. 7:	Please include “Active Trading” risk as a risk factor for each Portfolio.

Response:	The Registrant confirms that “Active Trading” risk is disclosed as a principal risk for each Portfolio, except for the Focused Dividend Strategy Portfolio and the SunAmerica Strategic Value Portfolio, each of which pursue a “buy and hold” strategy and not an active trading strategy.

Comment No. 8:	Please add the following sentence to the “Active Trading” risk factor: “Short-term capital gains are taxable at ordinary income rates.”

Response:	The Registrant does not believe that the requested additional sentence is appropriate to include in the risk factor and notes that the prospectus and Statement of Additional Information contain robust tax disclosure, including a statement noting that short-term capital gains are taxable at ordinary income rates.

Comment No 9:	Please revise the disclosure in the paragraph preceding the bar chart and performance table as suggested by the Staff. Please also delete footnote 1 to the performance table if such disclosure is only a hypothetical statement.

Response:	The Registrant has deleted the reference to “before and after taxes” in the first sentence of the paragraph preceding the bar chart and performance table, but has not made the other changes suggested by the Staff, as it believes the current format is more precise. The Registrant has also not deleted the fourth sentence of such paragraph, as it believes such disclosure is necessary. The Registrant has not deleted footnote 1 to the performance table because the footnote is an explanation of the actual performance information for each Portfolio and is not a hypothetical statement for any Portfolio.

Comment No. 10:	Please delete the second sentence of the narrative disclosure following the investment minimums chart in the “Important Additional Information” section, as it is not permitted or required by Form N-1A. Please also confirm that “good order” is defined when such term is first used.

Response:	The second sentence has been deleted. The Registrant has added a parenthetical after the first time that the term “good order” is used indicating that it is defined later in the prospectus.

Comment No. 11:	Please explain why the section entitled “Shareholder Account Information – Valuation of shares” discusses how shares of open-end funds are valued by the Portfolios, if none of the Portfolios hold any open-end funds.

Response:	Certain Portfolios may from time to time hold shares of open-end funds.

Jim O’Connor, Esq.

March 1, 2011

Comment No. 12:	In the third paragraph of the section entitled “Shareholder Account Information – Execution of requests,” please explain the meaning of the term “processing” and clarify that “execution” and “processing” are different.

Response:	The Registrant has deleted the term “processing” from such paragraph.

Comment No. 13:	Please indicate a page number reference to the Statement of Additional Information regarding the Portfolios’ portfolio holdings policies and procedures.

Response:	The requested cross reference has not been added. The Registrant respectfully submits that such a cross reference is not required by Form N-1A and notes that the section in the Statement of Additional Information discussing the Portfolios’ portfolio holdings policies and procedures is listed in the table of contents, making it easy for shareholders to locate.

Comment No. 14:	Please supplementally discuss what price a shareholder receives if a transaction request is placed in violation of the Portfolios’ market timing trading policies and is cancelled or revoked.

Response:	If a transaction is placed in violation of the Portfolios’ market timing trading policy is cancelled or revoked, the transaction is not processed and no price is received.

Comment No. 15:	Options and futures are listed as a permissible investment for certain Portfolios. Please disclose to what extent each such Portfolio may invest in options and futures.

Response:	To the extent options and futures are described as permissible investments for a Portfolio, they are non-principal investments.

Comment No. 16:	Please confirm that all of the principal risks listed in the Item 9 disclosure are included in the summary section.

Response:	The Registrant confirms that all of all of the principal risks listed in the Item 9 disclosure for a Portfolio are included in the Portfolio’s summary section.

Comment No. 17:	Please add “During Past 5 Years” to the title of the last column of the Director table in the Statement of Additional Information.

Response:	The requested disclosure has been added.

Jim O’Connor, Esq.

March 1, 2011

Comment No. 18:	Please add greater specificity regarding the experience of each Director in the disclosure regarding each Director’s experience under the section entitled “Board of Directors and Committees” in the Statement of Additional Information.

Response:	The Registrant respectfully declines to take this comment. The Registrant believes that the disclosure regarding each Director’s experience is adequate and informative to shareholders and complies with the requirements of Form N-1A.

Portfolio-Specific Comments: Focused Large-Cap Growth Portfolio

Comment No. 1:	Please revise the first paragraph of the Portfolio’s principal investment strategy in accordance with the comments suggested by the Staff.

Response:	The Registrant respectfully declines to make the changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 2:	The Portfolio should not define large-cap companies by reference to the Russell 1000 Index, because the smallest companies in that Index are really mid-cap companies, not large-cap.

Response:	The Registrant respectfully disagrees with this comment. The Frequently Asked Questions about Rule 35d-1 under the 1940 Act, which are relevant since Rule 35d-1 applies to the Portfolio’s name, state that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” The Registrant believes it is reasonable to refer to the Russell 1000 Index to define large-cap, based on Russell’s own description of the Index. The fact sheet prepared by Russell on this Index states that the Index “measures the performance of the large-cap segment of the U.S. equity universe.” The fact sheet also states that “[t]he Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.”

Portfolio-Specific Comments: Focused Growth Portfolio

Comment No. 1:	Please indicate whether foreign securities are a principal investment for the Portfolio, and if so, please add disclosure to the principal strategies section for such Portfolio regarding foreign securities.

Jim O’Connor, Esq.

March 1, 2011

Response:	Foreign securities are a non-principal investment for the Portfolio, as indicated in the Item 9 disclosure. Accordingly, “foreign market exposure” risk has been deleted from the principal risks section.

Portfolio-Specific Comments: Focused Dividend Strategy Portfolio

Comment No. 1:	Please explain how the Portfolio will determine that a stock is a dividend yielding security. Please also state that such Portfolio has a concentration policy and disclose the risks of concentration.

Response:	The Adviser will determine that a stock is a dividend yielding security if it is paying dividends. The Portfolio does not currently concentrate, nor does it currently contemplate concentrating, its investments in securities of issuers in the same industry. Accordingly, the Registrant has not added a discussion regarding concentration to the Portfolio’s principal strategies and has not added a risk factor relating to concentration.

Comment No. 2:	Please confirm that the Portfolio will not take temporary defensive positions due to its disciplined strategy.

Response:	The Registrant confirms that the Portfolio does not intend to take temporary defensive positions.

Portfolio-Specific Comments: Focused Technology Portfolio

Comment No. 1:	Please revise the definition of “technology companies” in the principal strategies section of the Portfolio to make it less broad. Please also state that the Portfolio has a concentration policy and disclose the risks of concentration.

Response:	The Registrant believes that this definition is not overly broad and defines “technology companies” in a reasonable manner. Further, the Registrant has clearly described how it defines such companies. The Registrant therefore respectfully declines to change this definition. With respect to the Portfolio’s concentration policy, the Adviser uses Global Industry Classification Standard (GICS) to test for industry concentration. The technology sector spans multiple industries. Accordingly, the Portfolio’s investment in technology companies does not cause it to be concentrated in a single industry. As a result, the Registrant has not added a discussion regarding concentration to the Portfolio’s principal strategies and has not added a risk factor relating to concentration.

Comment No. 2:	The sentence on page B-4 of the Statement of Additional Information describing the Portfolio’s 80% investment policy states that such policy is based on “total assets, plus any borrowings for investment purposes.” Please change the word “total” to “net.”

Jim O’Connor, Esq.

March 1, 2011

Response:	The requested change has been made.

Portfolio-Specific Comments: Focused StarALPHA Portfolio

Comment No. 1:	Please delete the disclosure towards the end of the Portfolio’s principal strategies section relating to the factors considered by SunAmerica in selecting subadvisers.

Response:	The Registrant respectfully declines to delete such disclosure, as it believes such disclosure is important given the nature of such Portfolio.

Portfolio-Specific Comments: SunAmerica Strategic Value Portfolio

Comment No. 1:	Please replace footnote 2 to the Portfolio’s fee table with a footnote similar to footnote 2 to the Focused Small-Cap Growth Portfolio’s fee table.

Response:	The Registrant has not made the requested change, as the footnote currently referenced in the Portfolio’s fee table is accurate for the Portfolio. The form of footnote included in the Focused Small Cap Growth Portfolio’s table relates to a different scenario.

Comment No. 2:	Please revise the Portfolio’s principal investment strategy in accordance with the comments suggested by the Staff.

Response:	The Registrant has deleted the last sentence of the third paragraph, but respectfully declines to make certain other changes suggested by the Staff. The Registrant believes that the current disclosure is adequate and appropriately describes the Portfolio’s principal investment strategies.

Comment No. 3:	The “Small- and Mid-Market Capitalization” risk factor in the Portfolio’s principal risks section states that the Portfolio invests in securities without regard to market capitalization. Please explain how such statement is consistent with the Portfolio’s principal strategy of selecting securities from the Russell 3000 Index.

Response:	The Russell 3000 Index contains large-capitalization, mid-capitalization and small-capitalization companies. Accordingly, the statement that the Portfolio invests in securities without regard to market capitalization is not inconsistent with the Portfolio’s principal strategy of selecting securities from the Russell 3000 Index.

Jim O’Connor, Esq.

March 1, 2011

Comment No. 4:	Please move the disclosure in the footnote regarding the name change of the Portfolio to a parenthetical following the name of the Portfolio at the top of the page.

Response:	The Registrant has deleted the footnote disclosing the name change, but has not included the information in a parenthetical at the top of the page.

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Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.